

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2024

Ignacio Madridejos
Chief Executive Officer
Ferrovial SE
Kingsfordweg 151
1043 GR Amsterdam
The Netherlands

> **Re: Ferrovial SE**
> **Registration Statement on Form 20-F**
> **Response dated February 20, 2024**
> **File No. 001-41912**

Dear Ignacio Madridejos:

We have reviewed your February 20, 2024 response to our comment letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 9, 2024 letter.

Registration Statement on Form 20-F filed January 5, 2024

Item 5. Operating and Financial Review and Prospects
5.B.6.2 Adjusted Cash Flows, Cash Flows from Infrastructure Projects and Cash Flows Excluding Infrastructure Projects, page 140

1. We note your response to prior comments 3 through 9 and your proposed revisions at annex A. With respect to your tabular presentation of the changes in consolidated net debt please address the following:
    *   Please revise to remove the subtotal labeled activity cash flows.
    *   Please include a reconciliation of Consolidated Net Debt for each period reflected in your tabular presentation of changes in consolidated net debt (i.e. at each beginning of year and year-end).

2. We note your response to prior comments 3 through 9 and your proposed revisions at annex A. We further note the change in Consolidated Net Debt is reconciled from Change in Cash and Cash Equivalents per your Consolidated Cash Flow Statements. Please tell us how you considered Item 10(e)(1)(ii)(A) of Regulation S-K as it appears that certain adjustments may exclude charges or liabilities that required or will require cash settlement (e.g. the change in short and long-term borrowings). Within your response, please also tell us whether the amounts shown as cash flows of ex-infrastructure project companies exclude charges or liabilities that required or will require cash settlement (i.e. amounts included in your Consolidated Cash Flow Statements related to infrastructure project companies).

3. We note your response to prior comment 8 and your proposed revisions at annex A. We continue to be unclear how you determined the breakdown of your Consolidated Cash Flow Statement into cash flows of ex-infrastructure project companies, cash flows of infrastructure project companies, and intercompany eliminations is appropriate. In your response, please provide a more robust explanation on how you determined that infrastructure project companies that are consolidated in your IFRS financial statements should be treated "as investment in equity" within the column for ex-infrastructure project companies.

Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: M. Ryan Benedict